Exhibit 99.1
Mindray Medical International Announces Second Quarter 2008 Results
— Company Maintains Full Year Guidance —
SHENZHEN, China, September 4, 2008 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide today announced its selected unaudited financial results for the second quarter ended June 30, 2008. During the quarter, Mindray successfully completed the acquisition of Datascope Corp.’s patient monitoring business. The financial results reported below include the results of operations of the patient monitoring business acquired from Datascope (“DPM”) starting from May 1, 2008.
Highlights for Second Quarter 2008
—	Second quarter 2008 net revenues were US$145.7 million, an increase of 99.5% from US$73.0 million in the second quarter 2007.

—	Net revenues generated in international markets in the second quarter 2008 were US$87.8 million, an increase of 139.0% from US$36.7 million in the second quarter 2007.

—	Net revenues generated in China in the second quarter 2008 were US$57.9 million, an increase of 59.4% from US$36.3 million in the second quarter 2007.

—	Non-GAAP operating profit, as defined below, in the second quarter 2008 was US$40.0 million, a 68.5% increase from US$23.7 million in the second quarter 2007. Second quarter 2008 GAAP operating profit was US$27.8million.

—	Second quarter 2008 non-GAAP net income, as defined below, was US$35.2 million, an increase of 54.7% from US$22.8 million in the second quarter 2007. Second quarter 2008 GAAP net income was US$24.1 million.

—	Second quarter 2008 non-GAAP diluted earnings per share, as defined below, was US$0.31 compared to US$0.20 in the second quarter 2007. Second quarter 2008 GAAP diluted earnings per share was US$0.21. Second quarter 2008 income tax expense was US$6.1 million, representing an effective tax rate of 20.2% compared to a 14.4% effective tax rate in the second quarter 2007, or an increase of 78.2% from US$3.4 million in the second quarter 2007.

—	Mindray provides gross margin, operating margin, net income and earnings per share on a non-GAAP basis that excludes non-cash, share-based compensation expense and acquired intangible assets amortization expense to enable investors to better assess the Company’s operating performance. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled “Use of Non-GAAP Financial Measures.”
“Once again, we have delivered another quarter of strong results, domestically and internationally,” said Mr. Xu Hang, Mindray’s chairman and co-chief executive officer. “During the quarter, we successfully finished our acquisition of Datascope’s patient monitoring business and integration has started well. We have taken the first steps towards integrating the acquired business with the goal of growing the business into our North American and European platform for Mindray’s broad product lines. Additionally, our China operations continue to deliver strong performance, where we grew revenues more than 40% for the fifth consecutive quarter. As we combine our strengths in China with our newly acquired strengths in North America and Europe we are increasing our competitiveness as a leading global medical device company providing high-quality and affordable medical devices to doctors and hospitals around the world.’’
The Company develops and manufactures over 50 products and distributes them into more than 140 countries.
“Mindray continues to expand its presence internationally through setting up offices and locating customer support and sales representatives in global markets, particularly in North America, Europe and Latin America,” added Mr. Li Xiting, Mindray’s president and co-chief executive officer. “In addition to our geographic expansion, we have increased the range of products available in the U.S. with FDA clearance on five new products in the first half of 2008. With our world-class R&D team and strict financial discipline, we have continued to drive down production costs and enhance overall operating efficiency to achieve higher year-over-year growth in our operating profit than in revenues during the quarter for our China-based operations, excluding DPM. Our ability to continue to reduce manufacturing costs and deliver cost-efficient R&D will be key to realizing expected synergies from the recent acquisition.”

Financial Results for Second Quarter 2008
Mindray reported net revenues of US$145.7million for the second quarter 2008, a 99.5% increase from US$73.0 million in the second quarter 2007.
Net revenues generated in international markets in the second quarter 2008 increased 139.0% to US$87.8 million from US$36.7 million in the second quarter 2007.
Net revenues generated in China in the second quarter 2008 increased 59.4% US$57.9 million from US$36.3 million in the second quarter 2007.
Performance by Segment
Patient Monitoring & Life Support Products: Patient monitoring & life support products segment, including DPM revenues, increased 157.7 % to US$67.0 million from US$26.0 million in the second quarter 2007. The patient monitoring & life support products segment contributed 46.5% to total net segment revenues in the second quarter 2008.
In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 62.3% to US$34.9 million from US$21.5 million in the second quarter 2007. The in-vitro diagnostic products segment contributed 24.3% to total net segment revenues in the second quarter 2008.
Medical Imaging Systems: Medical Imaging systems segment revenues increased 51.3% to US$35.4 million from US$23.4 million in the second quarter 2007. The medical imaging systems segment contributed 24.6% to total net segment revenues in the second quarter 2008.
Gross Margins
Second quarter 2008 non-GAAP gross profit, as defined below, was US$79.9 million, a 92.1% increase from US$41.6 million in the second quarter 2007. Non-GAAP gross margin was 54.8% in the second quarter 2008 compared to 57.0% in the second quarter 2007 and 57.4% in the first quarter 2008. Second quarter 2008 GAAP gross profit was US$77.0 million compared to US$40.9 million in the second quarter 2007.
Operating Expenses
Non-GAAP selling expenses for the second quarter 2008 were US$19.4 million, or 13.3% of total net revenues, compared to 13.4% in the second quarter 2007 and 11.1% in the first quarter 2008. GAAP selling expenses for the second quarter 2008 were US$20.6 million.
Non-GAAP general and administrative expenses for the second quarter 2008 were US$8.9 million, or 6.1% of total net revenues, compared to 2.9% in the second quarter 2007 and 2.3% in the first quarter 2008. GAAP general and administrative expenses for the second quarter 2008 were US$9.6 million.
Non-GAAP research and development expenses for the second quarter 2008 were US$11.6 million, or 7.9% of total net revenues, compared to 8.1% of total net revenues in the second quarter 2007 and 8.8% in the first quarter 2008. GAAP research and development expenses for the second quarter 2008 were US$12.3 million.
Total share-based compensation expenses, which were allocated to cost of goods sold and related operating expenses, were US$2.4 million in the second quarter 2008, compared to US$1.9 million in the second quarter 2007 and US$2.2 million in the first quarter 2008.

Non-GAAP operating profit, as defined below, in the second quarter 2008 was US$40.0 million, a 68.5% increase from US$23.7 million in the second quarter 2007. Non-GAAP operating margins were 27.5% in the second quarter 2008, compared to 32.5% in the second quarter 2007 and 35.2% in first quarter 2008. GAAP operating profit in the second quarter 2008 was US$27.8 million compared to US$21.3 million in the second quarter 2007.
Net Income
Second quarter 2008 non-GAAP net income increased 54.7% year-over-year to US$35.2 million from US$22.8 million in the second quarter 2007. Non-GAAP net margins were 24.2% in the second quarter 2008, compared to 31.2% in the second quarter 2007 and 31.8% in the first quarter 2008. Second quarter 2008 GAAP net income was US$24.1 million compared to US$20.4 million in the second quarter 2007. Second quarter 2008 income tax expense was US$6.1 million, representing an effective tax rate of 20.2% compared to a 14.4% effective tax rate in the second quarter 2007, or an increase of 78.2% from US$3.4 million in the second quarter 2007.
Second quarter 2008 basic and diluted non-GAAP earnings per share were US$0.33 and US$0.31 respectively. Second quarter 2007 basic and diluted non-GAAP earnings per share were US$0.21 and US$0.20, respectively. Second quarter 2008 GAAP basic and diluted earnings per share were US$0.22 and US$0.21, respectively. Second quarter 2007 GAAP basic and diluted earnings per share were US$0.19 and US$0.18, respectively. Shares used in the computation of diluted earnings per share increased from 112.1million in the second quarter 2007 to 113.8 million in the second quarter 2008 due to issuances of new shares and grants of share options in the past twelve months.
The China Unified Corporate Income Tax Law (the “New Law”) became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including a 15% income tax rate to be applicable to qualified ''New and Hi- Tech Enterprises.’’ The related detailed implementation rules and regulations on the definition of various terms and the interpretation and application of the provisions of the New Law were promulgated by the State Council in December 2007, April 2008 and July 2008. The Company is waiting for the formal acceptance of application for hi-tech enterprise qualification by the relevant government authorities. Before the approval for the qualification to be a hi-tech enterprise, the Company is required to pay income tax in accordance with the transitional income tax arrangement where the income tax rate is 18% in 2008 and 20% in 2009. The Company believes that it meets the criteria of hi-tech enterprise under the New Law and will be ready to make the application when the government authorities commence the process. If the Company had received the approval prior to June 30, 2008, its first half 2008 net income would have increased by USD0.8 million for deferred tax balances and by US$2.2 million for income tax applicable to its Shenzhen subsidiary using the 15% tax rate. This amount of accrued income taxes will be reversed as soon as the Company receives official approval for the ''New and Hi-Tech Enterprise’’ status.
Other Select Data
Average accounts receivable days outstanding was 32 days for the second quarter 2008 compared to 21 days for the second quarter 2007 and 32 days for the first quarter 2008. Inventory turnover was 57 days for the second quarter 2008 compared to 59 days for the second quarter 2007 and 64 days for the first quarter 2008. Average accounts payable days outstanding was 50 days for the second quarter 2008 compared to 57 days for the second quarter 2007 and 68 days for the first quarter 2008.
As of June 30, 2008, the Company had US$155.4 million in cash and cash equivalents and short-term investments. Net cash generated from operating activities and capital expenditures for the second quarter 2008 were US$56.7 million and US$23.1 million, respectively.
As of July 31, 2008 the Company had 5,300 employees compared to 3,705 employees on December 31, 2007.
Business Outlook for Full Year 2008
In May 2008, Mindray completed its acquisition of the patient monitoring business of Datascope Corporation (Nasdaq: DSCP) for approximately $209 million in cash (the the ''transaction’’). Upon completion of this transaction, Mindray became the third-largest player in the global patient monitoring device industry furthering Mindray’s goal of becoming a leading provider of high-quality medical devices to markets worldwide. After closing of the transaction, the Company maintains its full-year 2008 net revenue guidance to be in the range of US$560 million to US$580 million, including the consolidation of Datascope’s patient monitoring business starting from May 1, 2008.
The updated full-year 2008 non-GAAP (excluding share-based compensation expenses and amortization of intangible assets resulting from acquisitions) net income guidance will be in the range of US$132 million to US$135 million, taking into consideration a 15% effective income tax rate after certain government tax incentives and rebates.
Non-GAAP EPS is expected to be in the range of US$1.16 to US$1.18 per fully diluted share based on an estimated average diluted share count of 114 million for the year. The Company expects DPM acquisition to yield a neutral impact to its 2008 non-GAAP EPS.
In accordance with SFAS No. 123R, the Company estimates total share-based compensation expenses in 2008 will be approximately US$10 million based on employee share options that have been granted as of June 30, 2008. The Company expects approximately US$16.1 million in acquisition-related intangible amortization expenses in 2008 including the April 2006 acquisition of minority interest and DPM, subject to the finalization of the purchase price allocation for DPM acquisition. Since the purchase price allocation process has not been finalized, the Company recorded a preliminary purchase price allocation in connection with DPM acquisition.
The Company updated its capital expenditure for 2008 to be in the range of US$90 million to US$100 million.
The Company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
As announced in May 2008, Mindray changed its reporting currency to the U.S. Dollar (USD) from Chinese Renminbi effective April 1, 2008. Accordingly, Mindray presented historical financial results retranslated into USD in order to allow same currency comparisons to future financial results on August 26, 2008. This retranslation does not reflect any change in the underlying historical results and reflects only exchange rate recalculation into USD based on the accounting guidance for retranslation into a new reporting currency.
Conference Call Information
Mindray’s management will hold an earnings conference call at 8:00 a.m. on September 4, 2008 U.S. Eastern Time (8:00 p.m. on September 4, 2008 Beijing/Hong Kong Time).
Dial-in details for the earnings conference call are as follows:
Hong Kong: +852-3002-1672
US Toll Free: +1-800-638-5439
International: +1-617-614-3945
Passcode for all regions: Mindray
A replay of the conference call may be accessed by phone at the following numbers until September 15, 2008.
US Toll Free: +1-888-286-8010
International: +1-617-801-6888
Passcode: 42471484
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at http://ir.mindray.com .
About Mindray

Mindray is a leading developer, manufacturer and marketer of medical devices worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring & life support products, in-vitro diagnostic products and medical imaging systems. Mindray is globally headquartered in Shenzhen, China, with U.S. headquarters in Mahwah, New Jersey. Mindray also has another 12 international sales and service offices in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Moscow, Mumbai, Paris, Sao Paolo, Seattle, Toronto and Vancouver. For more information, please visit http://www.mindray.com .
Use of Non-GAAP Financial Measures
The Company has reported (1) for the second quarter 2008 non-GAAP net income, operating income, and earnings per share on a non-GAAP basis and (2) for the estimated full year 2008 non-GAAP net income and earnings per share. Each of the terms as used by the Company is defined as follows:
—	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets.

—	Non-GAAP operating profit represents operating profit reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, in-progress research and Development (IPR&D).

—	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, IPR&D, all net of related tax impact.

—	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the deemed dividends for the basic calculation.
In addition to Mindray’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross margin, non-GAAP operating profit, non-GAAP net income and non-GAAP earnings per share on a basic and fully diluted basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Mindray’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Mindray’s underlying business performance and operating trends and the Company expects to report operating profit and net income on a non-GAAP basis using a consistent method on a quarterly basis going forward.
The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods ended March 31, 2007 and 2008, respectively, in the attached financial statements.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” including those related to the Company’s anticipated operating results for 2008, the anticipated integration of the recently acquired business, the Company’s anticipated geographic expansion, and the Company’s anticipated effective tax rate. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the anticipated integration of the recently acquired business, the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our annual report on Form 20-F, filed on June 30, 2008. Our results of operations for the second quarter of 2008 and for fiscal year 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
# # #
For investor and media inquiries, please contact:
In the U.S.:
Evan Smith
Managing Director, FD
Tel: + 1 212-850-5606
Email: evan.smith@fd.com
John Capodanno
Senior Vice President, FD
Tel: + 1 212-850-5705
Email: mailto:john.capodanno@fd.com
In China:
May Li
Mindray Investor Relations
Tel: + 86 755 2658 2518
Email: may.li@mindray.com

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December
	31, 2007	As at June 30, 2008
	US$	US$
	(unaudited)	(unaudited)
	(In thousands)	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	189,045	74,999
Restricted cash	—	69,980
Short-term investments	55,897	80,402
Accounts receivable, net	28,813	72,501
Inventories	24,816	60,758
Other receivables	5,400	7,289
Prepayments and other	1,920	5,818
Deferred tax assets — current portion	603	575

Total current assets	306,494	372,322

Long-term investments	34,272	—
Other assets	2,695	1,903
Advance for purchase of plant and equipment	18,103	29,546
Property, plant and equipment, net	48,056	108,156
Land use right	2,435	2,580
Intangible assets, net	17,911	71,066
Goodwill	16,748	114,639

Total assets	446,714	700,212

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loan	—	57,009
Notes payable	8,700	8,611
Accounts payable	18,208	40,253
Advance from customers	7,224	7,759
Salaries payables	8,343	10,286
Other payables	17,089	34,394
Income taxes payable	7,711	10,751
Other taxes payable	2,029	1,697

Total current liabilities	69,304	170,760

Long-term bank loan	—	94,061
Advance from customers	—	—
Minority interests	2	1
Deferred tax liabilities, net	3,386	3,666

Shareholders’ equity:
Ordinary shares	13	14
Additional paid-in capital	260,107	268,333
Retained earnings	94,466	124,310
Accumulated other comprehensive loss	19,436	39,067

Total shareholders’ equity	374,022	431,724

Total liabilities and shareholders’ equity	446,714	700,212

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30
	2007	2008	2007	2008
	US$	US$	US$	US$

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)		(In thousands, except share and per share data)

Net revenues
—PRC	36,280	57,846	63,159	100,637
— International	36,752	87,821	64,317	132,458
Net revenues	73,032	145,667	127,476	233,095
Cost of revenues (note 2)	(32,104)	(68,695)	(55,985)	(106,697)

Gross profit	40,928	76,972	71,491	126,398

Selling expenses (note 2)	(10,529)	(20,639)	(16,722)	(31,123)
General and administrative expenses (note 2)	(2,714)	(9,588)	(5,700)	(12,202)
Research and development expenses (note 2)	(6,407)	(12,322)	(11,726)	(20,744)
Expense of in-progress research & development	—	(6,600)	—	(6,600)
Other general expenses	(18)	(7)	(23)	(13)

Operating income	21,260	27,816	37,320	55,716

Other income, net	(9)	1,122	399	1,624
Interest income	2,525	2,171	4,788	4,529
Interest expense	9	(955)	(3)	(960)

Income before income taxes and minority interests	23,785	30,154	42,504	60,909

Provision for income taxes	(3,422)	(6,097)	(6,369)	(11,800)
Minority interests	—	0	—	0

Net Income	20,363	24,057	36,135	49,109

Basic earnings per share	0.19	0.22	0.34	0.46

Diluted earnings per share	0.18	0.21	0.32	0.43

Shares used in the computation of:
Basic earnings per share	106,163,849	107,263,477	105,962,395	107,113,068

Diluted earnings per share	112,122,314	113,800,224	111,920,859	113,399,242

(2) Share-based compensation charges incurred during the period related to:
Cost of revenues	56	111	101	221
Selling expenses	706	811	1,337	1,616
General and administrative expenses	587	659	1,105	1,230
Research and development expenses	519	770	1,035	1,518

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

	Three months ended June 30,		Six months ended June 30,
	2007	2008	2007	2008
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)		(In thousands, except share and per share data)

Net revenues	73,032	145,667	127,476	233,095

Non-GAAP net income (note 3)	22,752	35,205	40,749	63,031
Non-GAAP net margin	31.2%	24.2%	32.0%	27.0%
Expense/Amortization of acquired intangible assets	(613)	(9,833)	(1,220)	(10,490)
Deferred tax impact related to acquired intangible assets	92	1,035	183	1,153
Effect of change in tax rate on deferred tax	—	—	—	—
Share-based compensation	(1,867)	(2,350)	(3,577)	(4,585)

GAAP net income	20,363	24,057	36,135	49,109
GAAP net margin	27.9%	16.5%	28.3%	21.1%

Non-GAAP income per share — basic	0.21	0.33	0.38	0.59
Non-GAAP income per share — diluted	0.20	0.31	0.36	0.56

GAAP income per share — basic	0.19	0.22	0.34	0.46
GAAP income per share — diluted	0.18	0.21	0.32	0.43

Shares used in computation of:
Basic earnings per share	106,163,849	107,263,477	105,962,395	107,113,068

Diluted earnings per share	112,122,314	113,800,224	111,920,859	113,399,242

Non-GAAP operating income	23,741	39,998	42,117	70,791
Non-GAAP operating margin	32.5%	27.5%	33.0%	30.4%
Expense/Amortization of acquired intangible assets	(613)	(9,833)	(1,220)	(10,490)
Share-based compensation	(1,867)	(2,350)	(3,577)	(4,585)

GAAP operating income	21,260	27,816	37,320	55,716
GAAP operating margin	29.1%	19.1%	29.3%	23.9%

Non-GAAP gross profit	41,597	79,895	72,811	130,089
Non-GAAP gross margin	57.0%	54.8%	57.1%	55.8%
Expense/Amortization of acquired intangible assets	(613)	(2,813)	(1,220)	(3,470)
Share-based compensation	(56)	(111)	(101)	(221)

GAAP gross profit	40,928	76,972	71,491	126,398
GAAP gross margin	56.0%	52.8%	56.1%	54.2%